02035002

333-11472

P.E 3.31.02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: **March 31, 2002**

RIVERDEEP GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of Incorporation or Organization)

13-3989612
(I.R.S. employer identification no.)

3rd Floor, Styne House,
Upper Hatch Street
Dublin 2, Ireland
(Address of principal executive offices)

None
(Zip code)

(011) 353-1-670-7570
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

This Form 6-K, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by the officers or agents of Riverdeep Group plc ("Riverdeep" or the "Company"), contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "intend," "will," "should," "may," and other similar expressions. All forward-looking statements included herein are made as of the date hereof, based on information available to Riverdeep as of the date hereof, and Riverdeep assumes no obligation to update any forward-looking statement. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks and uncertainties are described above and in the risk factors set forth below. The Company specifically declines any obligation to publicly release the result of any revisions which may be made of any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Part I. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

Riverdeep Group plc

Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

ASSETS	June 30, 2001[1]	March 31, 2002 (Unaudited)
Current assets		
Cash and cash equivalents	$ 18,258	$ 54,196
Marketable securities	35,728	3,989
Accounts receivable, net	34,615	57,476
Inventories	2,462	4,512
Prepaid expenses and other current assets	3,699	3,551
Total current assets	94,762	123,724
Property and equipment, net	8,357	7,646
Goodwill and indefinite lived intangible assets, net	80,331	157,274
Other non-current assets, net	29,403	31,376
TOTAL ASSETS	$ 212,853	$ 320,020
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 5,452	$ 18,602
Accrued liabilities	11,207	30,731
Current portion of capital lease obligations	136	1,486
Short-term debt	2,000	–
Current portion of long-term debt	84	91
Deferred revenue	13,043	12,782
Total current liabilities	31,922	63,692
Capital leases due after more than one year	71	958
Long-term debt	146	82
Shareholders' equity		
Convertible preference shares, $0.10 par value, 100,000,000 shares authorized, none outstanding	–	–
Ordinary shares, $0.10 par value, 1,000,000,000 shares authorized; 205,480,000 and 221,692,000 issued and outstanding at June 30, 2001 and March 31, 2002, respectively	20,548	22,169
Additional paid-in capital	262,989	332,377
Accumulated deficit	(99,119)	(98,117)
Deferred stock compensation	(4,022)	(1,459)
Accumulated other comprehensive income	318	318
Total shareholders' equity	180,714	255,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 212,853	$ 320,020

[1] The June balance sheet information has been derived from the June 30, 2001 audited consolidated financial statements.

Riverdeep Group plc

Condensed Consolidated Statements of Operations

(amounts in thousands, except per share data)

UNAUDITED

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002	Nine Months Ended March 31, 2001	Nine Months Ended March 31, 2002
Revenue:				
Product	$ 14,809	$ 46,551	$ 31,216	$ 117,368
Other	–	–	313	–
Total revenue	14,809	46,551	31,529	117,368
Cost of revenue	2,035	8,275	4,824	19,655
Gross profit	12,774	38,276	26,705	97,713
Operating expenses:				
Sales and marketing	8,539	15,346	23,646	41,119
Research and development	6,875	10,030	19,462	27,324
General and administrative	2,577	5,416	7,052	14,509
Stock-based compensation	670	470	2,012	1,708
Amortization of other non-current assets	1,836	2,914	4,357	7,662
Amortization of goodwill and indefinite lived intangible assets	4,084	–	9,477	–
In-process research and development	–	–	9,940	–
Restructuring charges	–	–	–	4,095
Total operating expenses	24,581	34,176	75,946	96,417
Income (loss) from operations	(11,807)	4,100	(49,241)	1,296
Other income, net	840	194	3,346	957
Income (loss) before provision for income taxes	(10,967)	4,294	(45,895)	2,253
Provision for income taxes	–	(820)	–	(1,251)
Net income (loss)	$ (10,967)	$ 3,474	$ (45,895)	$ 1,002
Net income (loss) per Ordinary Share – basic	$ (0.05)	$ 0.01	$ (0.24)	$ 0.00
Net income (loss) per Ordinary Share – diluted	$ (0.05)	$ 0.01	$ (0.24)	$ 0.00
Shares used in computing net income (loss) per ordinary share – basic	199,840	231,765	189,443	222,973
Shares used in computing net income (loss) per ordinary share – diluted	199,840	235,687	189,443	228,449
Net income (loss) per American Depositary Share (ADS) – basic (1)	$ (0.33)	$ 0.09	$ (1.45)	$ 0.03
Net income (loss) per American Depositary Share (ADS) – diluted (1)	$ (0.33)	$ 0.09	$ (1.45)	$ 0.03

(1) ADS data is based upon six ordinary shares per each ADS.

Riverdeep Group plc

Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

UNAUDITED

	Nine Months Ended March 31, 2001	Nine Months Ended March 31, 2002
Cash Flows from operating activities:		
Net income (loss)	$ (45,895)	$ 1,002
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	25,336	10,666
Stock-based compensation	2,012	1,284
Changes in operating assets and liabilities:		
Accounts receivable	(16,477)	(22,782)
Inventories	(461)	1,924
Prepaid expenses and other current assets	(3,222)	67
Accounts payable	2,812	2,665
Accrued liabilities	5,184	5,138
Deferred revenue	5,614	(261)
Net cash used in operating activities	(25,097)	(297)
Cash Flows from investing activities:		
Purchase of marketable securities	(68,677)	(3,000)
Sale of marketable securities	39,350	34,706
Purchase of property and equipment	(5,186)	(1,909)
Payments for acquisitions	(10,443)	(19,556)
Net cash (used in) provided byinvesting activities	(44,956)	10,241
Cash Flows from financing activities:		
Proceeds from sale of common stock	2,375	28,141
Repayments of short-term debt	(3)	(2,000)
Repayments of long-term debt	(84)	(57)
Payments on capital leases	(168)	(114)
Net cash provided by financing activities	2,120	25,970
Increase (decrease) in cash and cash equivalents	(67,933)	35,914
Effect of exchange rate changes on cash and cash equivalents	–	24
Cash and cash equivalents at beginning of period	99,280	18,258
Cash and cash equivalents at end of period	$ 31,347	$ 54,196
Supplemental disclosure of cash flow information:		
Interest paid	$ 40	$ 16
Supplemental disclosure of non cash flow information:		
Acquisition of property and equipment under capital leases	$ 105	$ –
Fair value of shares and options issued in connection with acquisitions	$ 113,314	$ 42,926

Riverdeep Group plc

Notes to Condensed Consolidated Financial Statements

UNAUDITED

1. Interim Condensed Consolidated Financial Statements

These interim condensed consolidated financial statements, which are unaudited, have been prepared by Riverdeep Group plc ("Riverdeep" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the quarter and nine months ended March 31, 2002 are not necessarily indicative of results expected for any future periods. See "Factors Affecting Future Results" below. For further information, refer to the consolidated financial statements and footnotes for the year ended June 30, 2001 included in Riverdeep's Annual Report on Form 20-F under the Securities and Exchange Act of 1934, as amended.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Companies Acts, 1963 to 2001

The financial information relating to Riverdeep Group plc and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to a Company's annual return and the information as of, and for the periods ended March 31, 2001 and March 31, 2002, is unaudited. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the statutory financial statements for the year ended June 30, 2001. A copy of the statutory financial statements of Riverdeep Group plc for the year ended June 30, 2001 have been annexed to the relevant return which was filed after the annual general meeting of Riverdeep in February 2002.

3. Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, ("SFAS 141") and No. 142, *Goodwill and Other Intangible Assets,* ("SFAS 142") effective for fiscal years beginning after December 15, 2001 (with early adoption permitted). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. Effective July 1, 2001, the Company adopted the new rules on accounting for goodwill and other intangible assets. There was no impairment of goodwill upon adoption of SFAS 142.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards

No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of July 1, 2002 and does not expect that adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

4. Goodwill, indefinite lived intangible, and other non-current assets

Net loss per share for the third quarter and first nine months of fiscal 2001, adjusted to exclude amortization expense, are as follows:

	Three Months Ended March 31, 2001 (U.S. dollars in thousands, except per share data)	Nine Months Ended March 31, 2001 (U.S. dollars in thousands, except per share data)
Reported net loss	$ (10,967)	$ (45,895)
SFAS No. 142 effect – Goodwill	4,084	9,477
SFAS No. 142 effect – Indefinite lived intangible assets	735	1,439
Adjusted net loss	$ (6,148)	$ (34,979)
Reported basic and diluted loss per ordinary share	$ (0.05)	$ (0.24)
SFAS No. 142 effect – Goodwill	0.02	0.05
SFAS No. 142 effect – Indefinite lived intangible assets	--	0.01
Adjusted net loss per ordinary share	$ (0.03)	$ (0.18)
Reported basic and diluted loss per ADS	$ (0.33)	$ (1.45)
SFAS No. 142 effect – Goodwill	0.12	0.30
SFAS No. 142 effect – Indefinite lived intangible assets	0.02	0.05
Adjusted net loss per ADS	$ (0.19)	$ (1.10)

Identifiable intangible assets comprise goodwill and indefinite lived intangible assets, which are not amortizable, and other non-current assets, which are amortizable. Other non-current asset amortization for the third quarter of fiscal 2002 and 2001 was $2.9 million and $1.1 million, respectively. Intangible assets are analyzed as follows:

	June 30, 2001		March 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(U.S. dollars in thousands)		(U.S. dollars in thousands)	
Goodwill and indefinite lived intangible assets – non-amortizable:				
Goodwill	$ 94,247	$ 13,916	$ 158,202	$ 15,828
Brand names	--	--	14,900	--
	$ 94,247	$ 13,916	$ 173,102	$ 15,828
Other non-current assets – amortizable:				
Brand names, trademarks and domain names	$ 11,510	$ 2,045	$ 12,544	$ 4,196
Developed technology	13,037	2,640	19,377	5,512
Customer lists	1,399	280	1,909	531
Assembled workforce (1)	7,361	1,912	--	--
Licensed contracts	3,711	738	10,911	3,126
	$ 37,018	$ 7,615	$ 44,741	$ 13,365
Total identifiable intangible assets	$ 131,265	$ 21,531	$ 217,843	$ 29,193

(1) Upon the adoption of SFAS 142 on July 1, 2001, the Company reclassified the net carrying amount of assembled workforce of $5.5 million from other non-current assets to goodwill and indefinite lived intangible assets.

Other non-current asset amortization expense is estimated to be $2.9 million for the remainder of fiscal 2002, $9.7 million in fiscal 2003, $9.1 million in fiscal 2004, $7.4 million in fiscal 2005, and $2.2 million in fiscal 2006 and beyond.

The increases in goodwill and indefinite lived intangible assets and other non-current assets, as shown in the above table, relate to the acquisition of the educational assets of The Learning Company ("TLC") during the quarter ended September 30, 2001 and includes $2.7 million of additional purchase price recorded in the quarter ended March 31, 2002.

There are no significant residual values on either the amortizable or non-amortizable intangible assets.

5. Inventory

Inventory is stated at the lower of cost and market value and comprises finished goods. Cost of inventory is calculated on a first in first out (FIFO) basis.

6. Operating Lease Commitments

The Company leases all of its office space. The Company's corporate headquarters are currently located in a leased 12,814 square foot facility located at Third Floor, Styne House, Upper Hatch Street, Dublin, Ireland. This lease agreement commenced in March 2000, may be terminated on March 1, 2015, and expires on March 1, 2025. The Company's U.S. headquarters are located at 125 CambridgePark Drive, Cambridge, Massachusetts and comprise 18,590 square feet. The Company's Cambridge lease expires on July 31, 2005 and the Company currently subleases 3,500 square feet of this space to a third party. The Company maintains office and warehouse space in Redmond, Washington consisting of 68,139 square feet under leases expiring on November 30, 2004, office space in Fremont, California consisting of 33,499 square feet under lease expiring October 31, 2003, and office space in Novato, California consisting of 22,433 square feet under lease expiring October 31, 2006. Rent expense was approximately $707,000 and $648,000 for the three-month periods ending March 31, 2002 and 2001, respectively. Rent expense was approximately $2,087,000 and $1,758,000 for the nine month periods ending March 31, 2002 and 2001, respectively.

Future minimum lease payments under facility operating leases at March 31, 2002 are as follows (U.S. dollars in thousands):

2002	$ 839
2003	3,536
2004	3,359
2005	2,586
2006	1,282
2007	755
Thereafter	4,071
Total	$ 16,428

7. Acquisition

In early September 2001, the Company acquired the education assets of The Learning Company, a leading publisher of innovative, interactive consumer and school education software. Under the terms of the Asset Purchase agreement, Riverdeep paid Gores Technology Group, the former owner of TLC, $42.9 million in stock and assumed $43.4 million in liabilities including $20 million of short-term debt, in exchange for substantially all of the education assets of TLC. The agreement provides for the issuance of additional ADS's upon the achievement of future results of the acquired assets. These acquired assets include The Learning Company name, and all of its education software brands including *Reader Rabbit, Carmen Sandiego, ClueFinders, Oregon Trail, Mavis Beacon Teaches Typing* and *Zoombinis*, as well as other licensed brands. Riverdeep also acquired the development and distribution resources associated with these assets including established school, OEM, consumer and international businesses.

The acquisition was accounted for under the purchase method of accounting and accordingly, the assets, liabilities and operating results have been included in the accompanying unaudited condensed consolidated financial statements from the date of acquisition.

The purchase price, plus related expenses, has been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation. Provisional amounts have been allocated to goodwill and indefinite lived intangible assets of $71.5 million. Under Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, goodwill and indefinite lived non-amortizable brand names and trademarks are no longer amortized but are subject to annual impairment tests in accordance with the Statements.

8. Restructuring

In December 2001, Riverdeep's executive management and board of directors approved a restructuring program which included initiatives to integrate the operations of the company's recent acquisitions, consolidate duplicative facilities and reduce overhead. Total restructuring costs of $4.1 million were recorded in the second quarter of fiscal year 2002 related to these initiatives.

Restructuring charges included approximately $1.9 million representing employee termination benefits related to approximately 130 employees based in North America and affect the majority of business functions and job classes. The restructuring plan also included costs totaling approximately $2.2 million for the consolidation of space within the Company's California and Washington facilities and elimination of certain excess office space. At March 31, 2002, accrued liabilities included $1.96 million for restructuring costs, primarily relating to the remaining lease obligations of abandoned facilities.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this Form 6-K, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by the officers or agents of Riverdeep Group plc ("Riverdeep" or the "Company"), contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "intend," "will," "should," "may," and other similar expressions. All forward-looking statements included herein are made as of the date hereof, based on information available to Riverdeep as of the date hereof, and Riverdeep assumes no obligation to update any forward-looking statement. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. Factors that may cause such variation are discussed more fully below in "Factors Affecting Future Results." The Company specifically declines any obligation to publicly release the result of any revisions which may be made of any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Overview

We provide CD-ROM and Web-based educational solutions for grades K-12 targeted at the U.S. school and the educational consumer markets along with teacher training and professional development courses. We develop and market three types of curriculum-based products: instructional courseware, simulation-based educational software and supplemental content software while collaborating on the development of e-Basal interactive digital instructional content. Our instructional courseware, including *Destination MATH*, provides instruction on math curricula and is designed to offer an interactive alternative to text-book-led instruction. This courseware also incorporates functionality that enables teachers to assess and diagnose weaknesses in students' performance and to prescribe elements of our courseware in order to remedy identified areas of weakness. Our simulation-based educational software is designed to support traditional teaching methods by offering interactive simulations that can be used to illustrate aspects of course work. Our supplemental content software products, such as our language arts and early learning products, are designed to provide open-ended exploratory opportunities to reinforce lessons and concepts to help students achieve mastery of educational standards. Our courseware is primarily written by a staff of subject-matter and software development professionals that includes former U.S. K–12 teachers and is sold directly by a U.S. sales force experienced in selling educational products to the U.S. K–12 market, as well as through a network of resellers, distributors and retail outlets. Our products can be delivered in a variety of media including online via the Internet, CD-ROM, and over a local area network or LAN. Customers that choose to subscribe for certain of our products via online delivery do so through, for example, our *riverdeep.net* Web site, which also gives them access to a range of free supplemental educational content, tools and resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, intangible assets, investments, foreign currency, income taxes, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the critical accounting policies described below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize the majority of our revenue pursuant to software license agreements. Revenue from software license agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. A signed license agreement, purchase order or a written contract is used as evidence of an arrangement.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We generate a portion of our revenues and corresponding accounts receivable through sales denominated in currencies other than the U.S. dollar. Historically, the foreign currency gains and losses on these receivables have not been significant, and we have determined that foreign currency derivative products are generally not required to hedge our exposure. If there were a significant decline in the euro exchange rate, the U.S. dollar equivalents we would receive from our customers could be less than the reported amount.

Marketable Securities

We currently classify our marketable securities as available-for-sale securities. Pursuant to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, unrealized holding gains and losses are reported as a separate component of shareholders' equity, as accumulated other comprehensive loss. At March 31, 2002 cost approximates market value.

Impairment of Intangible Assets

We assess the impairment of identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors considered important, which could trigger an impairment review, include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant decline in our stock price for a sustained period; and our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more indicators of impairment, any impairment is measured based on a projected net discounted cash flow expected to result from the asset, including eventual disposition.

Following our adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on July 1, 2001, we no longer amortize goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. Based on current circumstances, we believe the application of the new rules will not have a material impact on our consolidated financial statements.

Results of Operations

The following tables set forth certain consolidated statements of income data, as a percentage of total revenue for the periods presented (subtotals not adjusted for rounding):

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2001	2002	2001	2002
Revenue	100.0 %	100.0 %	100.0 %	100.0 %
Cost of revenue	13.7	17.8	15.3	16.7
Gross profit	86.3	82.2	84.7	83.3
Operating expenses:				
Sales and marketing	57.7	33.0	75.0	35.0
Research and development	46.4	21.5	61.7	23.3
General and administrative	17.4	11.6	22.4	12.4
Stock-based compensation	4.5	1.0	6.4	1.5
Amortization of other non-current assets	12.4	6.3	13.8	6.5
Amortization of goodwill and indefinite lived intangible assets	27.6	--	30.1	--
In-process research and development	--	--	31.5	--
Restructuring charges	--	--	--	3.5
Total operating expenses	(166.0)	(73.4)	(240.9)	(82.1)
Income (loss) from operations	(79.7)	8.8	(156.2)	1.1
Other income, net	5.7	0.4	10.6	0.8
Income (loss) before provision for income taxes	(74.1)	9.2	(145.6)	1.9
Provision for income taxes	--	(1.8)	--	(1.1)
Net income (loss)	(74.1)	7.5	(145.6)	0.9

Three months ended March 31, 2002 compared with three months ended March 31, 2001

Revenue

The increase in revenues primarily reflects the increased distribution of all products throughout our direct sales force and through our expanded indirect distribution channels and strategic partners. The fiscal 2002 increases also reflect increased sales from the acquired products of TLC and Teacher Universe.

Cost of revenue

Cost of revenue increased to $8.3 million for the quarter ended March 31, 2002, from $2.0 million for the quarter ended March 31, 2001, directly as a result of increased revenues during the period. Cost of revenue as a percentage of revenue increased to 17.8% for the quarter ended March 31, 2002, from 13.7% for the quarter ended March 31, 2001. The increase is due primarily to increased sales of CD-ROM based titles which we acquired from TLC in September 2001.

Sales and marketing expenses

Sales and marketing expenses increased to $15.3 million for the quarter ended March 31, 2002, from $8.5 million for the quarter ended March 31, 2001. This increase was primarily due to costs related to the acquired operations of TLC and Teacher Universe. The expense increases also reflected marketing and distribution costs incurred in the consumer retail channel during the fiscal 2002 period along with commissions associated with increased revenues and increased trade show activities.

Research and development expenses

Research and development expenses increased to $10.0 million for the quarter ended March 31, 2002, from $6.9 million in the quarter ended March 31, 2001. This increase primarily reflects the acquired operations of TLC and Teacher Universe along with continued development of *Destination Reading*.

General and administrative expenses

General and administrative expenses increased to $5.4 million for the quarter ended March 31, 2002, from $2.6 million for the quarter ended March 31, 2001. The increase is primarily due to increases in headcount, facility costs, and professional fees along with increased costs related to the acquired operations of TLC and Teacher Universe.

Stock-based compensation

We incurred non-cash stock-based compensation expense of $0.5 million and $0.7 million during the quarters ended March 31, 2002 and March 31, 2001, respectively, related to the amortization of deferred compensation. The stock-based compensation expense of $0.5 million in the quarter ended March 31, 2002 is attributed to personnel in the following departments and in the following amounts; sales and marketing, $0.1 million; research and development, $0.1 million; and general and administrative, $0.3 million.

Amortization of other non-current assets

Amortization of other non-current assets increased to $2.9 million for the quarter ended March 31, 2002 compared to $1.8 million for the quarter ended March 31, 2001. This increase is the result of an increase in other non-current assets primarily resulting from our acquisitions of TLC in September 2001. The remaining other non-current asset balance of $31.4 million at March 31, 2002, is being amortized on a straight-line basis over their estimated useful lives, which range from three to five years.

Amortization of goodwill and indefinite lived intangible assets

Amortization of goodwill and indefinite lived intangible assets was zero for the quarter ended March 31, 2002 and $4.1 million for the quarter ended March 31, 2001. The decrease is due to the adoption of the Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* in July 2001, under which goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with this Statement.

Other income, net

Other income, decreased to $0.2 million for the quarter ended March 31, 2002, from $0.8 million for the quarter ended March 31, 2001. Higher interest income was earned in the quarter ended March 31, 2001, primarily as a result of interest earned on short-term investments purchased with the proceeds from our initial public offering in March 2000. For the three months ended March 31, 2002, lower cash balances combined with lower investment interest rates led to a decrease in other interest income.

Provision for income taxes

Income taxes were $0.8 million for the three months ended March 31, 2002 compared to zero for the three months ended March 31, 2001, reflecting the provision required on income earned in the fiscal 2002 period. Taxes are provided for net income before the amortization of goodwill and indefinite lived intangible assets.

Net income (loss)

Reported net income for the quarter ended March 31, 2002 was $3.5 million, or $0.09 per ADS (assuming all of our outstanding ordinary shares are represented by ADSs), compared to a net loss of $11.0 million, or $0.33 per ADS, for the quarter ended March 31, 2001.

Nine months ended March 31, 2002 compared with nine months ended March 31, 2001

Revenue

Total revenue increased to $117.4 million for the nine months ended March 31, 2002, compared to $31.5 million for the nine months ended March 31, 2001. The increase in revenues primarily reflects the increased distribution of all products throughout our direct sales force and through our expanded indirect distribution channels and strategic partners. The fiscal 2002 increases also reflect increased sales from the acquired products of TLC, Edmark Corporation ("Edmark"), and Teacher Universe.

Cost of revenue

Cost of revenue increased to $19.7 million for the nine months ended March 31, 2002, from $4.8 million for the nine months ended March 31, 2001, directly as a result of increased revenues during the period. Cost of revenue as a percentage of revenue increased to 16.7% for the nine months ended March 31, 2002, from 15.3% for the nine months ended March 31, 2001. The increase is due primarily to increased sales of CD-ROM based titles we acquired from TLC in September 2001.

Sales and marketing expenses

Sales and marketing expenses increased to $41.1 million for the nine months ended March 31, 2002, from $23.6 million for the nine months ended March 31, 2001. This increase was primarily due to costs related to the acquired operations of TLC, Edmark and Teacher Universe. The expense increase also reflected marketing and distribution costs incurred in the consumer retail channel during the fiscal 2002 period along with commissions associated with increased revenues and increased trade show activities.

Research and development expenses

Research and development expenses increased to $27.3 million for the nine months ended March 31, 2002, from $19.5 million in the nine months ended March 31, 2001. This increase primarily reflects the acquired operations of TLC, Edmark and Teacher Universe along with the continued development of *Destination Reading.*

General and administrative expenses

General and administrative expenses increased to $14.5 million for the nine months ended March 31, 2002, from $7.1 million for the nine months ended March 31, 2001. The increase is primarily due to increases in headcount, facility costs, and professional fees along with increased costs related to the acquired operations of TLC and Teacher Universe.

Stock-based compensation

We incurred non-cash stock-based compensation expense of $1.7 million and $2.0 million during the nine months ended March 31, 2002 and March 31, 2001, respectively, related to the amortization of deferred compensation. The stock-based compensation expense of $1.7 million in the nine months ended March 31, 2002 is attributed to personnel in the following departments and in the following amounts; sales and marketing, $0.4 million; research and development, $0.4 million; and general and administrative, $0.9 million.

Amortization of other non-current assets

Amortization of other non-current assets increased to $7.7 million for the nine months ended March 31, 2002 compared to $4.4 million for the nine months ended March 31, 2001. This increase is the result of an increase in other non-current assets primarily resulting from our acquisitions of TLC in September 2001. The remaining other non-current asset balance of $31.4 million at March 31, 2002, is being amortized on a straight-line basis over their estimated useful lives, which range from three to five years.

Amortization of goodwill and indefinite lived intangible assets

Amortization of goodwill and indefinite lived intangible assets was zero for the nine month ended March 31, 2002 and $9.5 million for the nine months ended March 31, 2001. The decrease is due to the adoption of the Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* in July 2001, under which goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with this Statement.

In-process research and development

Acquired in-process research and development expense was $9.9 million for the nine months ended March 31, 2001. The acquired in-process research and development expense represented the fair value of those specifically identified projects for which technological feasibility had not been established and for which alternative future uses did not exist and accordingly these costs were expensed immediately upon acquisition. There was no in-process research and development expense incurred in the nine months ended March 31, 2002.

Restructuring

The company incurred a one-time restructuring charge of $4.1 million during the nine months ended March 31, 2002 related primarily to severance and facility closing costs associated with the integration of TLC assets. There was no such restructuring charge incurred during the nine month period ended March 31, 2001.

Other income, net

Other income, decreased to $1.0 million for the nine months ended March 31, 2002, from $3.3 million for the nine months ended March 31, 2001. Higher interest income was earned in the nine months ended March 31, 2001, primarily as a result of interest earned on short-term investments purchased with the proceeds from our initial public offering in March 2000. For the nine months ended March 31, 2002, lower cash balances combined with lower investment interest rates led to a decrease in other interest income.

Provision for income taxes

Income taxes were $1.3 million for the nine months ended March 31, 2002 compared to zero for the nine months ended March 31, 2001, reflecting the provision required on income earned in the fiscal 2002 period. Taxes are provided for net income before the amortization of goodwill and indefinite lived intangible assets.

Net income (loss)

Reported net income for the nine months ended March 31, 2002 was $1.0 million, or $0.03 per ADS, (assuming all of our outstanding ordinary shares are represented by ADSs), compared to a net loss of $45.9 million, or $1.45 per ADS, for the nine months ended March 31, 2001.

Liquidity and Capital Resources

As of March 31, 2002, we had approximately $58.2 million of cash, cash equivalents, and marketable securities, consisting primarily of highly liquid investments with relatively short-term maturities. Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, our investment objectives are preservation of principal, liquidity and investment return. We mitigate default risk by investing in only investment-grade securities. Based on the nature of the maturities of our investments, we have concluded that there is no material market risk exposure.

Net cash provided by (used in) operating activities

Net cash used in operating activities for the nine months ended March 31, 2002 was $0.3 million compared to $25.1 million for the nine months ended March 31, 2001. The 2002 cash used in operations includes net income of $1.0 million adjusted by non-cash charges of $12.0 million and offset by a net change in working capital items of $13.2 million. Accounts receivable increased by $22.8 million due to the overall growth in all distribution channels of our business together with revenue generated from the sales of products acquired in the acquisitions of TLC, Edmark, and Teacher Universe. We sell curriculum based products, institutional courseware, and supplemental software to U.S. schools, school districts, and to consumers through retail stores. Accounts payable increased by $2.7 million and accrued liabilities increased by $5.1 million, also due to the Company's increased business activity in both its core and acquired businesses. During the three month period ended March 31, 2002, the Company generated $5.96 million of cash from operations reflecting net income of $3.5 million and non-cash expenses of $4.1 million, offset by a net change in working capital balances of $1.6 million.

Net cash (used in) provided by investing activities

Net cash provided by investing activities for the nine months ended March 31, 2002 was $10.2 million compared to net cash used in investing activities for the nine months ended March 31, 2001 of $45.0 million. The improved cash flow in the nine months ended March 31, 2002 was primarily attributable to the net sales of marketable securities of $31.7 million offset by the payment of $20 million of short-term debt which was assumed on the acquisition of TLC.

Net cash provided by financing activities

Net cash provided by financing activities for the nine months ended March 31, 2002 was $26.0 million compared to $2.1 million for the nine months ended March 31, 2001. Cash provided by financing for the nine months ended March 31, 2002 is mainly attributable to the proceeds from the sale of ordinary shares which included Reed Elsevier plc's $25 million investment in the company.

We may devote substantial capital resources to additional strategic acquisitions and relationships. Based on our current estimates of the development of our business, we believe that our cash and cash equivalents will be sufficient to meet our funding requirements for at least the next twelve months.

Factors Affecting Future Results

When used anywhere in this Form 6-K, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projected," or "outlook" or similar expressions (including confirmation by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management.

Risks Related to our Business Model, Financial Risks, Operations and Government Regulation, Content and Intellectual Property

There have been no material changes in the reported risks related to our business model, financial risks, operations and government regulation, content and intellectual property as highlighted in Item 3.D. of Form 20-F in respect of the financial year ended June 30, 2001.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in the reported market risks (both quantitative and qualitative) as highlighted in Item 11 of the Form 20-F in respect of the financial year ended June 30, 2001.

PART II. OTHER INFORMATION

Item 6. Exhibits

The exhibits filed as part of this Form 6-K are listed on the Exhibit Index immediately preceding such exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5-14-02

Riverdeep Group plc

By: [signature]

Barry O'Callaghan

Chairman, ~~Chief~~ Executive Officer and Director

Exhibit Index

The following exhibits are filed as part of this quarterly Report on Form 6-K:

Exhibit No.	Description
(11)	Statement regarding computation of net income (loss) per ordinary share and per ADS

Exhibit 11

Riverdeep Group plc

Statement Regarding Computation of Net Income (loss) per Ordinary Share and per ADS
(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002	Nine Months Ended March 31, 2001	Nine Months Ended March 31, 2002
Basic:				
Net income (loss)	$ (10,967)	$ 3,474	$ (45,895)	$ 1,002
Weighted average Ordinary Shares	199,840	231,765	189,443	222,973
Basic EPS – Ordinary Shares	$ (0.05)	$ 0.01	$ (0.24)	$ 0.00
Basic EPS – ADS (1)	$ (0.33)	$ 0.09	$ (1.45)	$ 0.03
Diluted:				
Net income (loss)	$ (10,967)	$ 3,474	$ (45,895)	$ 1,002
Weighted average Ordinary Shares	199,840	231,765	189,443	222,973
Net effect of dilutive stock options – based on the treasury stock method	–	3,922	–	5,476
Totals (2)	199,840	235,687	189,443	228,449
Diluted EPS – Ordinary Shares	$ (0.05)	$ 0.01	$ (0.24)	$ 0.00
Diluted EPS – ADS (1)	$ (0.33)	$ 0.09	$ (1.45)	$ 0.03

(1) ADS data is based upon six ordinary shares per each ADS.
(2) The effect of employee stock options have not been included in the computation of diluted net loss per share for the period ended March 31, 2001 as to do so would have been antidilutive.